## Announcement Summary

**Entity name**

ALTERITY THERAPEUTICS LIMITED

**Announcement Type**

New announcement

**Date of this announcement**

Monday June 15, 2026

**Details of +securities that have ceased**

| ASX +security code | Security description | Number of +securities that have ceased | The +securities have ceased due to | Date of cessation |
|---|---|---|---|---|
| ATHAAL | OPTION EXPIRING 09-JAN-2031 EX $0.40 | 360,000 | Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied | 15/06/2026 |

Refer to next page for full details of the announcement

## Part 1 - Announcement Details

**1.1 Name of +Entity**

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) provide the following information about our issued capital.

| **1.2 Registered Number Type** | **Registration Number** |
|---|---|
| ABN | 37080699065 |

**1.3 ASX issuer code**

ATH

**1.4 The announcement is**

New announcement

**1.5 Date of this announcement**

15/6/2026

## Part 2 - Details of +equity securities or +debt securities that have ceased

**ASX +Security Code and Description**

ATHAAL : OPTION EXPIRING 09-JAN-2031 EX $0.40

**Unquoted +equity securities that have ceased**

**Number of securities that have ceased**

360,000

**Reason for cessation**

Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied

**Date of cessation**

15/6/2026

**Is the entity paying any consideration for the cessation?**

No

**Any other information the entity wishes to notify to ASX about the cessation?**

## Part 3 - Issued capital following changes

**Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:**

The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

**3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)**

| ASX +security code and description | Total number of +securities on issue |
|---|---|
| ATH : ORDINARY FULLY PAID | 217,508,862 |
| ATHO : OPTION EXPIRING 31-AUG-2026 | 18,624,729 |
| ATHOA : OPTION EXPIRING 26-FEB-2027 | 24,446,043 |

**3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)**

| ASX +security code and description | Total number of +securities on issue |
|---|---|
| ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $1.875 | 200,000 |
| ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $1.19 | 230,000 |
| ATHAE : OPTION EXPIRING 08-AUG-2030 EX $0.65 | 230,000 |
| ATHAF : OPTION EXPIRING 08-AUG-2030 EX USD 0.43 | 6,248,004 |
| ATHAD : OPTION EXPIRING 01-JUL-2030 EX $0.50 | 300,000 |
| ATHAJ : OPTION EXPIRING 15-APR-2031 EX USD 0.302 | 4,245,000 |
| ATHAK : OPTION EXPIRING 15-APR-2031 EX $0.45 | 540,000 |
| ATHAAK : OPTION EXPIRING 30-DEC-2027 EX $0.50 | 3,400,000 |
| ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.525 | 160,000 |
| ATHAAL : OPTION EXPIRING 09-JAN-2031 EX $0.40 | 0 |
| ATHAAM : OPTION EXPIRING 13-JAN-2031 EX USD 0.285 | 870,000 |
| ATHAG : OPTION EXPIRING 26-MAR-2031 EX USD 0.285 | 1,230,000 |

| | |
|---|---|
| ATHAB : OPTION EXPIRING 13-MAR-2029 EX USD 0.155 | 1,250,000 |
| ATHAA : OPTION EXPIRING 13-MAR-2029 EX $0.20 | 403,334 |
| ATHAC : OPTION EXPIRING 21-MAR-2029 EX USD 0.15 | 800,004 |

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.